

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

August 6, 2009

**Via Facsimile and U.S. Mail**

Eric S. Kracov, Esq.
Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

>            **Re:    New York Community Bancorp, Inc.**
>                   **Schedule TO-I**
>                   **Filed July 29, 2009**
>                   **File No. 5-49965**

Dear Mr. Kracov:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Exchange.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

General

1.  Please confirm that if there is a change in the formula for determining the Exchange Ratio or if the specified minimum or maximum Exchange Ratios are altered, the Exchange Offer will remain open for a minimum of ten business days from the date of such change.

Where You Can Find More Information, page iv

2. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports.  Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Forward-Looking Statements, page vi

3. Please revise, here and in exhibit (a)(5), to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer.  Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Conditions to the Exchange Offer, page 19

4. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  Please revise the references to "threatened" and "proposed" since it is unclear how these actions could be objectively determined.

5. We note that you state, here and on page 20, that you may terminate the Exchange Offer if any condition is not satisfied on or after the expiration date.  Please note that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer.  Please revise your disclosure accordingly.

Acceptance of BONUSES Units for Exchange…, page 21

6. We note that in the last paragraph on page 21 you state that you reserve the right to transfer or assign to one or more affiliates the right to acquire all of any portion of BONUSES units tendered in the Exchange Offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Subsequent Repurchases, page 27

7. We note that following this Exchange Offer for any or all of the BONUSES units, you may repurchase additional BONUSES units that remain outstanding. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to have a going private effect with respect to the BONUSES units, within the meaning of Exchange Act Rule 13e-3.

Letter of Transmittal. Exhibit (a)(1)(B)

8. We note that in the carryover paragraph at the top of page 5 you require unitholders to acknowledge that they have <u>read</u> the offer documents, and at the bottom of page 5 you require unitholders to acknowledge that they have <u>reviewed</u> the offer documents. Please revise this language since it implies that unitholders may waive their rights under the federal securities laws.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.

Sincerely,


Peggy Kim
Special Counsel
Office of Mergers & Acquisitions